

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 11, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of The Coca-Cola Company, under the Exchange Act of 1934.

- Floating Rate Notes due 2021
- 0.125% Notes due 2022
- 0.750% Notes due 2026
- 1.250% Notes due 2031

Sincerely,